Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

a. *Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.*

The ATS operates as a limit order crossing book and allows customers of IBKR to interact with orders submitted by market makers and other principal trading firms (i.e., the Liquidity Providers) at prices at or inside the NBBO. Additionally, the ATS allows customers of IBKR to direct liquidity adding orders to the ATS for interaction with orders submitted by IBKR customers at prices at or inside the NBBO, including, for certain customers, by directing orders that interact on a "conditional" basis (*i.e.*, "Conditional Orders," further discussed at Part III, Items 7 and 9 below). The ATS supports trading in all NMS stocks (subject to the restrictions discussed in Part III Item 20).

Brokerage Customers' orders access the ATS via the SOR. Brokerage Customers may submit directed orders to the ATS; such orders may only add liquidity to the ATS. Only Execution Customers accessing the SOR via FIX connection may submit Conditional Orders and Firm-Up Orders.

Where a Brokerage Customer submits a non-directed order to the SOR, the SOR may route the order to the ATS; such orders will always be deemed to remove liquidity from the ATS when interacting with a directed order submitted to the ATS (whether such directed-order was submitted by a Liquidity Provider or other Brokerage Customer), including, for clarity, when interacting with a Firm-Up Order or other firm order subsequently received by the ATS. In the limited circumstances where the SOR routes two non-directed Brokerage Customer orders to the ATS with overlapping effective limit prices, the order that was marketable relative to the NBBO when routed to the ATS by the SOR will always be deemed to remove liquidity (the SOR will only route non-directed Brokerage Customer orders with overlapping effective limit prices to the ATS where one order, but not the other, is marketable relative to the NBBO at the time of routing).

Certain market-makers and other principal trading firms willing to offer opportunities for price improvement to IBKR's customers act as liquidity providers in the ATS (i.e., the Liquidity Providers). Liquidity Providers' orders may only interact with Brokerage Customers' non-directed orders. Liquidity Providers may only add liquidity to the ATS.

The ATS, on a security-by-security basis, disseminates IOIs to the IBKR SOR identifying the symbol, size, side and ranking price of (i) the best-priced resting order of each Liquidity Provider, (ii) the best-priced resting firm order amongst all other subscribers (i.e., of all Brokerage Customers, including Execution Customers) and (iii) the best-priced resting Conditional Order. Additionally, the ATS may also disseminate to the IBKR SOR information regarding the smallest minimum quantity instruction (which may be zero) among resting Brokerage Customer orders priced at or inside the NBBO, including among resting Conditional Orders priced at or inside the NBBO. See Part III Item 9 above for additional information regarding the manner in which the SOR utilizes the information contained in these IOIs.

As noted herein, Execution Customers may route "Conditional Orders" to the ATS. A Conditional Order is an instruction to the ATS that the subscriber wants to interact on a conditional basis. A Conditional Order never executes; instead, when a Conditional Order would have otherwise matched with another order, the Conditional Order is canceled by the ATS and an Invite is sent to the originating subscriber, inviting the subscriber to send a Firm-Up Order in response. See Part III, Item 9 for additional discussion of Conditional Orders and Firm-Up Orders.

b. *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If no, identify and explain any differences.

All orders submitted by Brokerage Customers pass through the SOR. Orders submitted by Liquidity Providers do not pass through the SOR.

Directed orders submitted to the ATS, whether by a Liquidity Provider or other subscriber, may only add liquidity. Further, Liquidity Providers may only add liquidity on the ATS. Only non-directed orders submitted by Brokerage Customers may remove liquidity.

Orders submitted by a Liquidity Provider may not interact with other orders submitted by that Liquidity Provider. Orders submitted by a Liquidity Provider may not interact with orders submitted by other Liquidity Providers, nor may such orders interact with directed orders submitted to the ATS by subscribers that are not Liquidity Providers.

Directed orders submitted to the ATS by non-Liquidity Providers may not interact with orders submitted to the ATS by Liquidity Providers. Non-directed orders submitted to the ATS by the IBKR SOR may, subject to the terms of the orders, interact with any other order in the ATS.

Only Execution Customers accessing the SOR via FIX connection may submit Conditional Orders and Firm-Up Orders to the ATS.

c. *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

Priority: The ATS ranks resting Liquidity Provider orders based on the following factors in the following order: (i) price; (ii) size; and (iii) time. The ATS ranks resting Brokerage Customer orders based on the following factors in the following order: (w) price; (x) conditional status (with firm orders having priority over Conditional Orders at the same ranking price); (y) time; and (z) size.

Notwithstanding the foregoing, among Conditional Orders on price parity, priority is based on a random weighted selection process (rather than time or size). Between two Execution Customers, the Execution Customer with the shorter median response ~~times~~**time** is given a higher "weight" by the ATS (with Firm-Up Orders that are rejected by the ATS being treated as the equivalent of the Execution Customer having not responded to the Invite). Accordingly, between the two Execution Customers, Conditional Orders submitted by the Execution Customer with the shorter median response ~~times~~**time** have a higher probability of being selected to interact with an eligible non-directed order, regardless of competing Conditional Orders' times of submission or order sizes. ~~For instance~~

~~, assume Execution Customer A's~~**Conceptually, priority between two Conditional Orders on price parity is analogous to spinning a wheel with 100 equal-sized spaces (such that there is a 1% probability the wheel stops on any given space). Where two Execution Customers (Execution Customers A and B) have identical** median response times ~~to Invites is 10 milliseconds and~~**, each Execution Customer would have 50 spots on the wheel. Accordingly, where Execution Customers A and B have Conditional Orders on price parity, there is a 50% chance that Execution Customer A's Conditional Order will be selected to interact with an incoming order and, similarly, a 50% chance that** Execution Customer B's ~~median response times to Invites is 15 milliseconds and they have resting Conditional Orders in the ATS on price parity. Where an eligible non-directed order has been routed to the ATS, the ATS will effectively spin a wheel to determine which~~ Conditional Order ~~has priority. However~~**will be selected to interact with the incoming order. Where, instead**, Execution Customer **A has a shorter median response time (relative to Execution Customer B), Execution Customer A will be allocated more spots on the wheel. If Execution Customer** A's shorter median response time ~~means its~~**resulted in Execution Customer A being allocated 65 spots on the wheel (with Execution Customer B being**

allocated the remaining 35 spots), then, on any instance in which Execution Customers A and B have Conditional Orders on price parity, there would be a 65% chance that Execution Customer A's Conditional Order ~~has a higher likelihood of being selected, regardless of time of submission or size (for clarity,~~**would be selected to interact with an incoming order and a 35% chance that** Execution Customer B's Conditional Order ~~may nevertheless~~**would** be selected~~, notwithstanding its longer median response time and correspondingly lower likelihood of selection)~~ **to interact with the incoming order**.

Accordingly, the selection process is "random" as the outcome of any spin is randomized (that is, a given spin could land, with equal probability, on any of the 100 spots on the hypothetical wheel), but "weighted" in that an Execution Customer with a comparatively shorter median response time would be allocated a higher number (percentage) of spots on the hypothetical wheel (and, as such, a higher probability that its Conditional Order would be selected for interaction relative to a competing Execution Customer).

Where a Brokerage Customer's resting firm order (including, for clarity, an Execution Customer's resting firm order) is on price parity with a resting Liquidity Provider order, the SOR will always attempt to interact with the Brokerage Customer order first. Where, however, an Execution Customer's resting Conditional Order is on price parity with a Liquidity Provider's resting firm order, the SOR will always attempt to interact with the Liquidity Provider's order first.

Pegged orders are ranked based on their effective limit price and not on any ultimate limit price associated with the order. Where an order is pegged to the midpoint of the NBBO, the ATS will rank the order and any related IOI at the order's effective limit price (*i.e.*, the pegged price), even where the effective limit price is not in a $0.01 increment (*e.g.*, where the NBBO is $20.00 by $20.05, a buy order pegged to the midpoint of the NBBO will have a ranking price of $20.025 and, accordingly, will have priority over buy orders with limit prices of $20.02). For clarity, orders pegged to the midpoint of the NBBO that include Midpoint Offset instructions are ranked at their effective limit prices (which, except where the order's Midpoint Offset instructions are disregarded, are always priced in full-penny increments). See Part III Item 7 for further discussion of Midpoint Offset instructions' manner of operation.

For purposes of establishing time priority the ATS treats pegged orders, other than PegBest orders, as received at the time of original order receipt, rather than as received at each subsequent price change. For purposes of establishing time priority, the ATS treats PegBest orders as received at the time of any increase in the PegBest order's offset relative to the Combined NBBO (*e.g.*, where a PegBest order's offset increases from +$0.01 to +$0.02 due to the introduction of a competing PegBest order). Reductions in a PegBest order's offset (*e.g.*, where a PegBest order's offset is reduced from +$0.02 to +$0.01) do not impact time of receipt for priority purposes. For clarity, changes in the Combined NBBO or midpoint of the NBBO, without more, do not impact a PegBest order's time of receipt of time priority purposes. Where a subscriber modifies the price or size instruction associated with an order (e.g., changing an order's limit price or increasing or decreasing the size of any order), the ATS treats the order as received at the time of modification.

The ATS, on a security-by-security basis, disseminates IOIs to the IBKR SOR identifying the symbol, size, side and ranking price of (i) the best-priced resting order of each Liquidity Provider, (ii) the best-priced resting firm order amongst all other subscribers (i.e., of all Brokerage Customers) and (iii) the best-priced resting Conditional Orders. Additionally, and as further discussed at Part III Item 9 above, the ATS may also disseminate to the IBKR SOR information regarding the smallest minimum quantity instruction (which may be zero) among resting Brokerage Customer orders priced at or inside the NBBO, including among resting Conditional Orders priced at or inside the NBBO.

Where the SOR routes an order to the ATS in response to an IOI "generated" by a Liquidity Provider's order, the order will only be eligible to interact with orders submitted by the applicable Liquidity Provider. Where, however, the SOR routes an order to the ATS in response to an IOI "generated" by the directed order of a Brokerage Customer, the order will be eligible to interact with any order directed to the ATS by a Brokerage Customer, subject to such orders' terms, but will be ineligible to interact with orders of Liquidity Providers (except, for clarity, in their capacities as Brokerage Customers). Notwithstanding the immediately preceding sentence, where the SOR routes an order to the ATS in response to an IOI "generated" by a Conditional Order (the "**Triggering Conditional Order**"), the order will be eligible to interact with any order directed to the ATS by a Brokerage Customer, provided such directed order's limit price is equal to or better (higher for buy orders, lower for sell orders) than the limit price associated with the Triggering Conditional Order.

Where a firm order and a Conditional Order are on ranking price parity, the SOR will rank the firm order over the Conditional Order (whether such firm order was submitted by a Brokerage Customer or Liquidity Provider). Except as noted in the immediately preceding sentence, where the ranking price of an IOI "generated" by a Liquidity Provider's order equals the ranking price of an IOI "generated" by a Brokerage Customer's order, the SOR will preference the IOI "generated" by the Brokerage Customer and any order routed to the ATS by the SOR in response thereto will only be eligible to interact with orders submitted by non-Liquidity Providers. Where the IOIs of multiple Liquidity Providers are on ranking price parity, the SOR will preference those IOIs based on the following factors in the following order: (x) size and (y) time.

Conditional Orders & Firm-Up Orders: The ATS accepts Conditional Orders and Firm-Up Orders. Please see Part III Item 9 for additional information.

Price Improvement: In the event of a match, the order deemed to be removing liquidity receives all available price improvement. Where a directed order (including, for clarity, a Firm-Up Order) matches with a non-directed order, the directed order is always deemed to be adding liquidity. Where two non-directed orders are routed to the ATS by the SOR, and one such order is marketable relative to the NBBO at the time of the SOR route, while the other is not, the ATS treats the marketable order as removing liquidity, regardless as to whether the order was actually received first.

Compliance with Applicable Law: To the extent that any ATS order may not, by law, rule, regulation or the terms of the order, be crossed with another order, or may not be crossed at a particular price, then such orders will be ineligible for matching. The ATS will apply the priorities detailed above with respect to eligible orders and prices only. In certain circumstances, orders may be ineligible to interact with certain other orders.

The ATS is programmed not to execute transactions outside the NBBO. The ATS will not effect a transaction involving a short sale order at the NBB when a Regulation SHO circuit breaker is in effect for the given security. Similarly, the ATS is programmed not to execute transactions during locked or crossed markets or at prices outside the Limit Up-Limit Down price bands.

Trading Errors: Trading errors resulting from executions in the ATS are recorded in IBKR's error accounts. IBKR views trading errors as transactions in the wrong security or side of the market, executions outside an order's limit price, executions based on latent market data and executions at clearly erroneous prices.   IBKR handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. Potential trading errors can be raised by Brokerage Customers, Liquidity Providers or IBKR personnel. After evaluating the activity to confirm a bona fide error, the Order Desk can correct the error in a manner that attempts to place the subscriber in the same position had the error not occurred.

d. *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*　　　☐ *No*

If no, identify and explain any differences.